Technip USA, Inc. SC 13G/A

Exhibit 99.1

Pursuant to the instructions in Item 7 of Schedule 13G, Aransas Partners, a partnership formerly between Gulf Deepwater Fabricators, Inc. (now Technip USA, Inc., a Delaware corporation as successor in interest to Gulf Deepwater Fabricators, Inc.) and Gulf Deepwater Yards, Inc. (now Technip USA, Inc., a Delaware corporation as successor in interest to Gulf Deepwater Yards, Inc.) was the direct beneficial owner of 789,067 shares or 5.6% of the outstanding common stock of Gulf Island Fabrication, Inc. On April 2, 2013 date, all shares of GIFI owned by the partnership were finally disposed of. Technip USA, Inc. is a subsidiary of Technip USA Holdings, Inc. f/k/a Technip-Coflexip USA Holdings, Inc.